SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2017

Commission file number 1-32575

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

Index to Financial Statements

(a) Financial Statements:

(b) Exhibit:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: *Cynthia A.P. Deere*

Cynthia A.P. Deere
Plan Administrator

Date: June 13, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Shell Provident Fund

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Shell Provident Fund (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Plan's auditor since 2016.
Houston, Texas
June 13, 2018

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:		
Investments at fair value:		
Short-term investments	$916,536,890	$ 1,069,007,784
Common stock/ADRs	755,884,473	682,842,047
Common/collective funds	5,302,208,729	4,737,318,511
Registered investment company funds	3,513,853,557	3,295,480,246
Self-directed brokerage accounts	409,857,311	353,870,679
Total investments at fair value	10,898,340,960	10,138,519,267
Receivables:		
Interest and other receivables	12,744,954	12,482,958
Notes receivable from participants	107,523,721	114,568,642
Total receivables	120,268,675	127,051,600
Total assets	11,018,609,635	10,265,570,867
Liabilities:		
Accounts payable	4,194,100	4,756,341
Total liabilities	4,194,100	4,756,341
Net assets available for benefits	11,014,415,535	$ 10,260,814,526

Shell Provident Fund
Statement of Changes in Net Assets Available for Benefits
Years Ended 2017 and 2016

	2017	2016
Additions:		
Investment income		
Dividends and interest	$ 232,233,742	$ 170,779,081
Net appreciation/(depreciation) in fair value of investments	1,435,266,742	603,239,838
	1,667,500,484	774,018,919
Interest income on notes receivables from participants	3,868,118	3,890,791
Contributions		
Participant	239,451,267	255,386,981
Employer	211,473,557	229,212,069
Rollover/other	47,998,180	41,474,446
	498,923,004	526,073,496
Total additions	2,170,291,606	1,303,983,206
Deductions:		
Participant distributions and withdrawals	941,456,424	997,332,679
Administrative expenses	10,331,085	10,745,829
Total deductions	951,787,509	1,008,078,508
Net increase/(decrease)	1,218,504,096	295,904,698
Transfers to Motiva	464,903,088	-
Net assets available for benefits:		
Beginning of year	10,260,814,526	9,964,909,828
End of year	11,014,415,535	$10,260,814,526

Shell Provident Fund
Notes to Financial Statements
December 31, 2017 and 2016

1. **Plan Description**

   General

   The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

   Eligibility

   Employees of Shell Oil Company ("Shell") and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, up to 50% on an after-tax Roth 401(k) basis and up to 25% on a standard after-tax basis (non-Roth 401(k)) to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each eligible employee's account based on their base and variable pay immediately upon hire at a rate of 2.5% until the completion of 6 years of accredited service, at a rate of 5.0% after completion of 6 years of accredited service until the completion of 9 years of accredited service, and at a rate of 10.0% after completion of 9 years of accredited service. The Plan also allows Roth in-plan conversions.

   Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

   Investment managers of the investment options invest funds at their discretion, as governed by the Plan instrument, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

   Vesting and Withdrawals

   Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of contributions. Active employees may withdraw their own standard after-tax contributions (plus any such after-tax contributions converted into Roth amounts) without any time or limit restriction. Active employees may also withdraw their own Roth 401(k) contributions, former pre-tax contributions that were converted into Roth amounts and pre-tax contributions in the event that they satisfy the Plan's financial hardship requirements (employee contributions are suspended for six months following such a withdrawal). A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

   Employees may elect to roll over an account from another qualified retirement plan or IRA into the Plan if certain requirements are met (current Federal law prevents the Plan from accepting rollovers from Roth IRAs). An employee may withdraw funds that were rolled into the Plan at any time.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate.

Forfeiture Account

At December 31, 2017 and 2016, the forfeiture account totaled $95 and $175 respectively. The account is used to reduce current and future employer contributions and to pay Plan expenses. In 2017 and 2016, forfeitures in the amount of $9,768 and $40,698, respectively, were used to reduce Plan expenses.

Plan Expenses

There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option, and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. During 2017 and 2016, the Plan received revenue credit deposits in the amount of $4,824,969 and $4,837,037 respectively. During 2017 and 2016, the Plan used revenue credits in the amount of $835,140 and $1,025,075 respectively to pay direct expenses and allocated $4,000,000 and $3,750,000 respectively to participants' account. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses. In the event that Plan expenses exceed the amounts available as described above, residual operating expenses will be charged to participants' accounts.

Some Plan service providers are paid directly by Shell on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell to be reimbursed by the Plan totaled $53,523 and $100,633 at December 31, 2017 and 2016, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

Motiva Joint Venture Separation

The Shell Provident Fund was amended effective May 1, 2017, to provide for a trust-to-trust transfer of assets for employees who transferred to another employer and ceased participation in the Shell Provident Fund in connection with the Motiva joint venture separation. The transfer occurred in May of 2017 to a new qualified defined contribution plan established by the new employer for the transferred employees. The amount transferred out of the Plan was $464 million.

Shell Provident Fund
Notes to Financial Statements
December 31, 2017 and 2016

Plan Termination

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

2.   **Accounting Policies**

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 7 for fair value measurement.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales and securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

3.   **Line of Credit of the Plan**

The Thrift Fund and Royal Dutch Shell Stock Fund have an available line of credit to fund redemptions as needed. At December 31, 2017 and 2016 the Shell Provident Fund had no amounts outstanding under the line of credit.

4.   **Risks and Uncertainties**

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

5.   **Federal Income Tax Exemption**

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 20, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress.

6.   **Reconciliation of the Financials to Schedule H of Form 5500**

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2017 and 2016 to Schedule H of Form 5500:

	2017	2016
Net assets per financial statements	$11,014,415,535	$ 10,260,814,526
Deemed distributions of participant loans	(1,535,046)	(2,226,407)
Net assets available for benefits per Schedule H	$11,012,880,489	$ 10,258,588,119

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2017 to Schedule H of Form 5500:

Total deductions per the financial statements	$951,787,509
Deemed distributions of participant loans	713,386
Deemed distributions of participant loans – offset during plan year	(1,404,747)
Total expenses paid per Schedule H of Form 5500	$951,096,148

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

7.   **Fair Value Measurement**

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the assets or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2017 and 2016.

Common Stocks and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds/Other Fixed Income Funds
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Registered Investment Company Funds (Mutual Funds)
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Funds
Value at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

U.S. Government Securities
Valued using the pricing models maximizing the use of observable inputs for similar securities.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

Shell Provident Fund
Notes to Financial Statements
December 31, 2017 and 2016

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2017 and 2016:

| | Assets at Fair Value as of December 31, 2017 | | |
	Level 1	Level 2	Total
Common stock	$ 755,884,473	$	$755,884,473
Registered Investment Co Funds	3,513,853,557		3,513,853,557
Short-Term Investments		916,536,890	916,536,890
Self-directed brokerage acct:			
Common Stock	146,137,963		146,137,963
Registered investment co.	179,827,917		179,827,917
Money market	61,158,712		61,158,712
Rights/warrants	60,409		60,409
Corporate bonds/other		6,938,355	6,938,355
Short-Term investments		12,599,236	12,599,236
US Government securities		3,134,719	3,134,719
	$4,656,923,031	939,209,200	5,596,132,231

Investments measured at net asset value:
Common/collective funds:			5,302,208,729
Total assets at fair value			10,898,340,960

| | Assets at Fair Value as of December 31, 2016 | | |
	Level 1	Level 2	Total
Common stock	$ 682,842,047	$	$ 682,842,047
Registered Investment Co Funds	3,295,480,246		3,295,480,246
Short-Term Investments		1,069,007,784	1,069,007,784
Self-directed brokerage acct:			
Common Stock	180,068,311		180,068,311
Registered investment co.	72,336,783		72,336,783
Money market	85,475,942		85,475,942
Rights/warrants	291,919		291,919
Corporate bonds/other		6,696,482	6,696,482
Short-Term investments		6,799,834	6,799,834
US Government securities		2,201,408	2,201,408
	4,316,495,248	1,084,705,508	5,401,200,756

Investments measured at net asset value:
Common/collective funds:			4,737,318,511
Total assets at fair value			$10,138,519,267

13

Shell Provident Fund
Notes to Financial Statements
December 31, 2017 and 2016

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8. **Related Party and Parties-in-Interest Transactions**

Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as related party and party-in-interest transactions. These transactions qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

9. **Subsequent Events**

Management has evaluated subsequent events through the date on which the financial statements were issued.

Effective as of May 1, 2018, the BG US Services, Inc. Savings and Investment Plan ("BG") merged into the Plan. The amount transferred into the Plan from BG was $92 million.

14

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2017

{a}	{ b }	{c }			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	**Thrift Fund**					
	ABN AMRO BANK YECD 1.46 0	4,000,000	1.460	1/5/2018	**	3,999,972
	ABN AMRO BANK YECD 1.46 0	4,000,000	1.460	1/5/2018	**	3,999,972
	ABN AMRO BANK YECD 1.46 0	4,000,000	1.460	1/5/2018	**	3,999,972
	ABN AMRO BANK YECD 1.46 0	3,000,000	1.460	1/5/2018	**	2,999,979
	ABN AMRO BANK YECD 1.46 0	3,000,000	1.460	2/5/2018	**	2,999,536
	ABN AMRO BANK YECD 1.46 0	9,000,000	1.460	2/1/2018	**	8,998,841
	ALLEGHENY RBC E-111 RC/RC	2,700,000	1.800	11/15/2047	**	2,700,000
	ARCHER DAN CP 1.44 1/02/1	2,000,000	-	1/2/2018	**	1,999,683
	ATLANTIC ASSET CP 1.41% 1	4,000,000	-	1/25/2018	**	3,995,137
	ATLANTIC ASSET CP 1.42 2/	3,000,000	-	2/1/2018	**	2,995,314
	ATLANTIC ASSET CP 1.43 2/	8,000,000	-	2/2/2018	**	7,987,128
	ATLANTIC ASSET CP 1.43 2/	4,000,000	-	2/1/2018	**	3,993,752
	BANK NOVA YCD 1ML+18 06/0	15,000,000	1.541	6/1/2018	**	15,000,750
	BANK NOVA YCD 1ML+18 6/07	10,000,000	1.583	6/7/2018	**	9,999,950
	BANK NOVA YCD 1ML+20 07/1	2,000,000	1.660	7/13/2018	**	1,999,696
	BARCLAYS (TD) TD 1.45 01/	26,317,000	1.450	1/2/2018	**	26,317,000
	BARCLAYS BK CCP YCP 1.46	4,000,000	-	1/3/2018	**	3,999,198
	BARCLAYS BK CCP YCP 1.53	3,000,000	-	2/8/2018	**	2,994,721
	BARCLAYS BK CCP YCP 1.54	1,000,000	-	2/16/2018	**	997,884
	BARCLAYS BK CCP YCP 1.54	3,000,000	-	2/12/2018	**	2,993,475
	BARCLAYS BK CCP YCP 1.54	2,000,000	-	2/14/2018	**	1,995,454
	BARCLAYS BK CCP YCP 1.56	1,000,000	-	2/21/2018	**	997,381
	BARCLAYS BK CCP YCP 1.75	3,000,000	-	3/15/2018	**	2,989,854
	BARCLAYS BK CCP YCP 1.88	2,000,000	-	3/28/2018	**	1,991,950
	BAYERISCHE NY YCD 1.7 01/	17,000,000	1.700	1/16/2018	**	17,001,902
	BK MNT CHI YCD 1ML+19 07/	10,000,000	1.691	7/20/2018	**	9,997,980
	BK MONTREAL YCD 1ML+17 4/	5,000,000	1.614	4/12/2018	**	5,000,980
	BK MONTREAL YCD 1ML+19 5/	5,000,000	1.562	5/4/2018	**	5,000,885
	BK MONTREAL YCD 1ML+19 7/	9,000,000	1.582	7/6/2018	**	9,000,911
	BK NOVASC VCP 1ML+19 8/28	10,000,000	1.754	8/28/2018	**	9,997,030
	BK OF MONT YCD 1ML+19 8/1	10,000,000	1.622	8/10/2018	**	9,997,510
	BLB(UNGTD) YCP 1.49 1/02/	7,300,000	-	1/2/2018	**	7,298,855
	BLB(UNGTD) YCP 1.49 1/03/	7,000,000	-	1/3/2018	**	6,998,625
	BLB(UNGTD) YCP 1.49 1/04/	7,000,000	-	1/4/2018	**	6,998,347
	BLB(UNGTD) YCP 1.49 1/05/	7,000,000	-	1/5/2018	**	6,998,067
	BMO HARRIS BK CD 1.45 01/	6,000,000	1.450	1/17/2018	**	5,999,498
	BNP PARIBAS DUB YCP 1.44	10,000,000	-	1/2/2018	**	9,998,341
	BNP PARIBAS NY YCD 1.44 0	10,000,000	1.440	1/2/2018	**	9,999,928
	BNS HOUSTON YCD 1ML+16 4/	9,000,000	1.592	4/10/2018	**	9,001,251
	BPCE CP YCP 1.42% 1/31/18	15,000,000	-	1/31/2018	**	14,979,458
	BPCE CP YCP 1.43% 1/31/18	15,000,000	-	1/31/2018	**	14,979,458
	CA CIB LDN(TD) TD 1.48 01	17,000,000	1.480	1/2/2018	**	17,000,109
	CA CIB LDN(TD) TD 1.48 01	4,000,000	1.480	1/3/2018	**	4,000,051
	CIBC NY BRH YCD 1ML+17 4/	9,000,000	1.630	4/13/2018	**	9,002,088
	CIBC VCP 1ML+15 3/5/18	8,000,000	1.529	3/5/2018	**	8,001,640
	CIBC VCP 1ML+17 4/20/18	9,000,000	1.671	4/20/2018	**	9,002,844
	CIBC VCP 1ML+18 08/15/18	10,000,000	1.657	8/15/2018	**	9,996,330
	CIC NY BRH YCD 1.44 01/02	9,000,000	1.440	1/2/2018	**	9,000,063
	CS AG NY BR YCP 1.65 3/12	20,000,000	-	3/12/2018	**	19,933,368
	GOTHAM FUNDING YCP 1.41%	6,000,000	-	1/25/2018	**	5,992,868
	GOTHAM FUNDING YCP 1.42 1	3,000,000	-	1/26/2018	**	2,996,290
	GOTHAM FUNDING YCP 1.42%	2,000,000	-	1/26/2018	**	1,997,527
	HARRIS TX PCR EXXONMOB 84	8,300,000	1.800	3/1/2024	**	8,300,000
	JPMORGAN SEC VCP 1ML+18 4	10,000,000	1.612	4/9/2018	**	10,002,300
	JPMORGAN VCP 1ML+18 5/15/	10,000,000	1.657	5/15/2018	**	10,001,720
	KBC BK NV NY BR YCD 1.44	6,000,000	1.440	1/24/2018	**	5,999,971
	KBC BK NV NY BR YCD 1.44	10,000,000	1.440	1/26/2018	**	9,999,917
	KBC BK NV NY BR YCD 1.57	10,000,000	1.570	2/28/2018	**	10,001,050
	KBC BK NV NY BR YCD 1.63	10,000,000	1.630	3/8/2018	**	10,001,482
	LANDESBANK BADE YCD 1.48	9,000,000	1.480	1/2/2018	**	8,999,992
	LANDESBANK BADE YCD 1.48	10,000,000	1.480	1/4/2018	**	9,999,980

16

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2017

{a}	{ b } Identity of Issuer, Borrower, Lessor or Similar Party	{c } Description of Investment Par Value	Rate Percentage	Maturity Date	{d} Cost	{e} Current Value
	LANDESBANK BADE YCD 1.48	9,000,000	1.480	1/5/2018	**	8,999,976
	LANDESBANK BADE YCD 1.48	6,000,000	1.480	1/8/2018	**	6,000,000
	LBBW (UNGTD) YCP 1.48 1/0	9,500,000	-	1/3/2018	**	9,498,034
	MANHATT ASST FD CP 1.5 1/	2,000,000	-	1/4/2018	**	1,999,509
	MITSUBISHI SING CP 1.4 1/	6,000,000	-	1/12/2018	**	5,996,304
	MITSUBISHI SING CP 1.4 1/	4,000,000	-	1/17/2018	**	3,996,646
	MITSUBISHI TRNY 1ML+15 1/	5,000,000	1.719	1/30/2018	**	5,000,820
	MITSUBISHI TRNY 1ML+15 1/	5,000,000	1.702	1/26/2018	**	5,000,750
	MITSUBISHI UFJ 1ML+15 1/2	7,000,000	1.685	1/22/2018	**	7,000,931
	MIZUHO BANK LDN YECD 0 01	10,000,000	-	1/4/2018	**	9,997,494
	MIZUHO BANK LDN YECD 0 03	5,000,000	-	3/15/2018	**	4,982,372
	MIZUHO BANK LDN YECD 0 03	10,000,000	-	3/19/2018	**	9,962,806
	MIZUHO BK NY 1ML+16 03/19	3,000,000	1.655	3/19/2018	**	3,000,705
	MIZUHO BK NY YCD 1ML+21 4	3,000,000	1.642	4/9/2018	**	3,000,777
	MIZUHO NY YCD 1ML+15 1/22	10,000,000	1.685	1/22/2018	**	10,001,330
	MONROE CNTY GA FL PWR & L	7,100,000	2.000	11/1/2047	**	7,100,000
	MUFJ TR NY YCD 1ML+15 2/0	9,000,000	1.522	2/2/2018	**	9,001,413
	NATIXIS NY BRH YCP 1.65 3	10,000,000	-	3/8/2018	**	9,971,116
	NATNWDE(UGTD YCP 1.45 2/0	10,000,000	-	2/6/2018	**	9,982,277
	NJ EDA PRT NEWARK 03A L=R	6,500,000	1.800	7/1/2030	**	6,500,000
	NYC MUNI WTR 15BB-1 Q=BA	2,200,000	1.900	6/15/2049	**	2,200,000
	NYC MUNI WTR FY14AA1 Q=JP	12,600,000	1.780	6/15/2050	**	12,600,000
	NYC MUNI WTR FY14AA3 Q=TD	4,000,000	1.750	6/15/2049	**	4,000,000
	NYS MFH 33BD TAXBL17A L=M	25,400,000	1.700	11/1/2049	**	25,400,000
	ROYAL BK NY YCD 1ML+17 6/	10,000,000	1.671	6/20/2018	**	9,998,940
	ROYAL BK NY YCD 1ML+18 7/	8,000,000	1.612	7/10/2018	**	7,998,392
	ROYAL BK NY YCD 1ML+19 8/	12,000,000	1.758	8/30/2018	**	11,995,956
	ROYL BK CDA NY YCD 1ML+15	9,000,000	1.714	3/28/2018	**	9,001,773
	SUMI TR BK LDN YECD 1.44	5,000,000	1.440	1/12/2018	**	4,999,843
	SUMI TR BK LDN YECD 1.44	3,000,000	1.440	1/22/2018	**	2,999,758
	SUMI TR BK LDN YECD 1.7 0	4,000,000	1.700	4/4/2018	**	4,000,208
	SUMI TR BK LDN YECD 1.7 0	4,000,000	1.700	4/9/2018	**	4,000,141
	SUMIT MITSU YCD 1ML+15 1/	10,000,000	1.645	1/19/2018	**	10,001,140
	SUMIT MITSU YCD 1ML+15 1/	10,000,000	1.702	1/26/2018	**	10,001,420
	SUMIT MITSUI YCD 1ML+15 2	9,000,000	1.529	2/5/2018	**	9,001,395
	SUMITOMO NY YCD 1ML+15 1/	10,000,000	1.627	1/16/2018	**	10,001,010
	TD BANK VCP 1ML+18 08/17/	10,000,000	1.671	8/17/2018	**	9,996,470
	TD BANK VCP 1ML+19 08/28/	10,000,000	1.754	8/28/2018	**	9,996,860
	TMCC MSTR 1WKL+35 08/31/1	18,000,000	1.836	8/31/2018	**	18,000,000
	TORONTO YCP 1.45% 1/02/18	15,000,000	-	1/2/2018	**	14,997,606
	TX TRANSN SOLAR 16-09 Q=U	13,570,000	1.750	4/1/2046	**	13,570,000
	UBS AG LON BR 1ML+20 4/3/	2,000,000	1.572	4/3/2018	**	2,000,524
	UBS AG LON VCP 1ML+20 3/1	15,000,000	1.644	3/12/2018	**	15,004,545
	UBS AG LON VCP 1ML+20 3/2	15,000,000	1.572	3/2/2018	**	15,004,470
	UBS AG LON VCP 1ML+20 3/9	14,000,000	1.632	3/9/2018	**	14,004,200
	USTN 3MB+17 10/31/18	8,000,000	1.620	10/31/2018	**	8,012,250
	USTN 3MB+19 04/30/18	22,000,000	1.640	4/30/2018	**	22,016,265
	WELLS FARG BK NA 1ML+17 7	15,000,000	1.549	7/5/2018	**	14,997,540
	WELLS FARGO CD 1ML+14 1/1	6,000,000	1.692	1/16/2018	**	6,000,606
	WELLS FARGO CD 1ML+17 4/2	9,000,000	1.671	4/20/2018	**	9,001,584
	WILSONVILLE ALABAMA PWR-D	5,895,000	1.780	1/1/2024	**	5,894,997
*	Shell Money Market Portfolio	-	-	N/A	**	420,522
	Common/Collective Funds					
	1-3 YR Government Bond Index		Comm Fund		**	27,134,271
	20+ Treasurey Bond Index		Comm Fund		**	96,433,028
	BlackRock EAFE Equity Index Fund F		Comm Fund		**	447,716,995
	Developed Real Estate Index Fund F		Comm Fund		**	12,401,511
	Emerging Markets Index Non-Lendable Fund F		Comm Fund		**	108,621,213
*	Fidelity® Growth Company Commingled Pool		Comm Fund		**	60,548,687
*	Fidelity® Blue Chip Growth Commingled Pool		Comm Fund		**	161,994,574

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2017

{a}	{b}	{c}			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	Fidelity® Contrafund® Commingled Pool		Comm Fund		**	268,702,493
*	Fidelity® Diversified International Commingled Pool		Comm Fund		**	66,973,473
*	Fidelity® Equity-Income Commingled Pool		Comm Fund		**	60,607,709
*	Fidelity® Low-Priced Stock Commingled Pool		Comm Fund		**	119,605,488
*	Fidelity® OTC Commingled Pool		Comm Fund		**	109,988,357
*	Fidelity® Magellan Commingled Pool		Comm Fund		**	69,854,713
	Govt/Credit Bond Index Fund		Comm Fund		**	37,736,614
	Intermediate Government Bond Index Fund		Comm Fund		**	34,367,906
	LifePath® 2020 Fund Class F		Comm Fund		**	149,640,386
	LifePath® 2025 Fund Class F		Comm Fund		**	78,087,781
	LifePath® 2030 Fund Class F		Comm Fund		**	167,420,505
	LifePath® 2035 Fund Class F		Comm Fund		**	61,438,757
	LifePath® 2040 Fund Class F		Comm Fund		**	143,293,580
	LifePath® 2045 Fund Class F		Comm Fund		**	41,560,969
	LifePath® 2050 Fund Class F		Comm Fund		**	82,144,890
	LifePath® 2055 Fund Class F		Comm Fund		**	25,486,795
	LifePath® 2060 Fund Class F		Comm Fund		**	4,188,051
	LifePath® Retirement Fund Class F		Comm Fund		**	132,639,572
	Mid-Cap Equity Index Fund		Comm Fund		**	424,406,396
	Russell 1000 Growth Index Fund		Comm Fund		**	68,498,437
	Russell 1000 Index Fund		Comm Fund		**	137,161,138
	Russell 1000 Value Index Fund		Comm Fund		**	46,963,619
	Russell 2000® Equity Index Fund		Comm Fund		**	55,966,727
	Russell 2000® Growth Index Fund		Comm Fund		**	29,913,623
	Russell 2000® Value Index Fund		Comm Fund		**	33,396,220
	U.S. Debt Index Fund		Comm Fund		**	466,356,048
*	U.S. Equity Index Fund		Comm Fund		**	1,272,979,439
	U.S. Equity Market Fund		Comm Fund		**	156,445,143
	U.S. Treasury Inflation Protected Securities Fund		Comm Fund		**	41,533,621
	Royal Dutch Shell Stock Fund					
*	Royal Dutch Shell Stock Fund		Stock/ADSs		**	755,884,473
*	Fidelity Institutional Cash Portfolio		Mutual Funds		**	11,447,155
	Registered Investment Company Shares					
	AB Discovery Value Fund Class Z		Mutual Funds		**	1,542,667
	Aberdeen Global Unconstrained Fixed Income Fund Institutional Class		Mutual Funds		**	272,573
	American Beacon Balanced Fund Institutional Class		Mutual Funds		**	2,087,402
	American Beacon International Equity Fund Institutional Class		Mutual Funds		**	3,018,059
	American Beacon Large Cap Value Fund Class Institutional		Mutual Funds		**	17,546,991
	Alger Capital Appreciation Fund Class Z		Mutual Funds		**	22,523,859
	Alger Mid Cap Growth Portfolio Class I-2		Mutual Funds		**	3,389,778
	Alger Small Cap Growth Portfolio Class I-2		Mutual Funds		**	1,221,468
	AllianzGI NFJ Small-Cap Value Fund Class R6		Mutual Funds		**	17,187,147
	American Century Large Company Value Fund R6 Class		Mutual Funds		**	4,464,051
	American Century Small Company Fund Institutional Class		Mutual Funds		**	783,083
	American Century Ultra® Fund R6 Class		Mutual Funds		**	1,700,319
	AMG Managers Cadence Mid Cap Fund - Class Z		Mutual Funds		**	759,570
	AMG Managers Loomis Sayles Bond Fund Class I		Mutual Funds		**	18,157,791
	AMG Managers Special Equity Fund Class I		Mutual Funds		**	940,683
	Ariel Appreciation Fund Institutional Class		Mutual Funds		**	4,019,475
	Ariel Fund Institutional Class		Mutual Funds		**	6,038,824
	Artisan International Fund Institutional Class		Mutual Funds		**	16,134,773
	Artisan Mid Cap Value Fund Institutional Class		Mutual Funds		**	8,068,536
	Artisan Mid Cap Fund Institutional Class		Mutual Funds		**	13,708,593
	Baron Asset Fund Institutional Class		Mutual Funds		**	5,075,743
	Baron Growth Fund Institutional Shares		Mutual Funds		**	15,410,440
	Baron Small Cap Fund Institutional Class		Mutual Funds		**	1,836,207
	Calvert Balanced Portfolio Class I		Mutual Funds		**	536,720
	Calvert Bond Portfolio Class I		Mutual Funds		**	1,789,330
	Calvert Equity Portfolio Class I		Mutual Funds		**	1,517,672
	Calvert International Equity Fund Class I		Mutual Funds		**	658,011

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2017

{a}	{ b } Identity of Issuer, Borrower, Lessor or Similar Party	{c } Description of Investment Par Value	Rate Percentage	Maturity Date	{d} Cost	{e} Current Value
	Calvert Capital Accumulation Fund Class I	Mutual Funds			**	294,932
	ClearBridge Large Cap Growth Fund Class IS	Mutual Funds			**	23,713,104
	ClearBridge Value Trust Class I	Mutual Funds			**	1,093,122
	ClearBridge Aggressive Growth Fund Class IS	Mutual Funds			**	6,580,968
	Columbia Acorn Select Fund Class Y Shares	Mutual Funds			**	2,331,790
	CRM Mid Cap Value Fund Class Institutional	Mutual Funds			**	3,564,679
	Deutsche Core Equity Fund Class R6	Mutual Funds			**	3,102,780
	Deutsche CROCI® Equity Dividend Fund Institutional Class	Mutual Funds			**	2,073,987
	Deutsche CROCI® International Fund Class R6	Mutual Funds			**	1,093,893
	Deutsche Global Small Cap Fund Class R6	Mutual Funds			**	869,119
	Domini Impact Equity Fund Institutional Shares	Mutual Funds			**	647,689
	Dreyfus Mid-Cap Growth Fund Class I	Mutual Funds			**	1,638,437
*	Fidelity® 500 Index Fund - Institutional Class	Mutual Funds			**	103,837,255
*	Fidelity Asset Manager® 20%	Mutual Funds			**	5,218,492
*	Fidelity Asset Manager® 30%	Mutual Funds			**	942,806
*	Fidelity Asset Manager® 40%	Mutual Funds			**	1,158,396
*	Fidelity Asset Manager® 50%	Mutual Funds			**	2,766,847
*	Fidelity Asset Manager® 60%	Mutual Funds			**	3,446,264
*	Fidelity Asset Manager® 70%	Mutual Funds			**	3,430,890
*	Fidelity Asset Manager® 85%	Mutual Funds			**	4,102,378
*	Fidelity® Balanced Fund - Class K	Mutual Funds			**	40,962,021
*	Fidelity® Blue Chip Value Fund	Mutual Funds			**	7,604,501
*	Fidelity® Canada Fund	Mutual Funds			**	10,081,500
*	Fidelity® Capital Appreciation Fund - Class K	Mutual Funds			**	12,930,493
*	Fidelity® Capital & Income Fund	Mutual Funds			**	68,896,482
*	Fidelity® China Region Fund	Mutual Funds			**	18,012,285
*	Fidelity® Conservative Income Bond Fund - Institutional Class	Mutual Funds			**	9,637,058
*	Fidelity® Convertible Securities Fund	Mutual Funds			**	5,275,111
*	Fidelity® Corporate Bond Fund	Mutual Funds			**	11,292,707
*	Fidelity® Disciplined Equity Fund - Class K	Mutual Funds			**	1,793,282
*	Fidelity® Dividend Growth Fund - Class K	Mutual Funds			**	46,824,550
*	Fidelity® Emerging Markets Index Fund - Institutional Class	Mutual Funds			**	46,653,410
*	Fidelity® Emerging Europe, Middle East, Africa (EMEA) Fund	Mutual Funds			**	1,465,432
*	Fidelity® Emerging Markets Discovery Fund	Mutual Funds			**	4,510,091
*	Fidelity® Emerging Asia Fund	Mutual Funds			**	12,190,748
*	Fidelity® Emerging Markets Fund - Class K	Mutual Funds			**	24,380,342
*	Fidelity® Equity Dividend Income Fund - Class K	Mutual Funds			**	6,386,684
*	Fidelity® Europe Fund	Mutual Funds			**	6,555,823
*	Fidelity® Event Driven Opportunities Fund	Mutual Funds			**	1,659,849
*	Fidelity® Export and Multinational Fund - Class K	Mutual Funds			**	5,342,861
*	Fidelity® Extended Market Index Fund - Premium Class	Mutual Funds			**	17,613,610
*	Fidelity® Floating Rate High Income Fund	Mutual Funds			**	46,434,445
*	Fidelity® Focused High Income Fund	Mutual Funds			**	1,229,771
*	Fidelity® Focused Stock Fund	Mutual Funds			**	10,376,597
*	Fidelity® Four-in-One Index Fund	Mutual Funds			**	4,559,486
*	Fidelity Freedom® 2005 Fund - Class K6	Mutual Funds			**	1,327,170
*	Fidelity Freedom® 2010 Fund - Class K7	Mutual Funds			**	11,889,187
*	Fidelity Freedom® 2015 Fund - Class K8	Mutual Funds			**	10,520,409
*	Fidelity Freedom® 2205 Fund - Class K9	Mutual Funds			**	57,558,019
*	Fidelity Freedom® 2255 Fund - Class K10	Mutual Funds			**	32,224,533
*	Fidelity Freedom® 2030 Fund - Class K11	Mutual Funds			**	47,562,745
*	Fidelity Freedom® 2035 Fund - Class K12	Mutual Funds			**	25,715,959
*	Fidelity Freedom® 2040 Fund - Class K13	Mutual Funds			**	33,544,324
*	Fidelity Freedom® 2045 Fund - Class K14	Mutual Funds			**	15,218,971
*	Fidelity Freedom® 2050 Fund - Class K15	Mutual Funds			**	11,809,023
*	Fidelity Freedom® 2055 Fund - Class K16	Mutual Funds			**	3,531,594
*	Fidelity Freedom® 2060 Fund - Class K17	Mutual Funds			**	403,569
*	Fidelity Freedom® Income Fund - Class K6	Mutual Funds			**	7,044,276
*	Fidelity® Fund - Class K	Mutual Funds			**	4,523,808
*	Fidelity® Global Commodity Stock Fund	Mutual Funds			**	2,169,649
*	Fidelity® Global High Income Fund	Mutual Funds			**	1,687,771
*	Fidelity® Global ex U.S. Index Fund - Premium Class	Mutual Funds			**	6,822,489

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2017

{a}	{ b } Identity of Issuer, Borrower, Lessor or Similar Party	{c } Description of Investment Par Value	Rate Percentage	Maturity Date	{d} Cost	{e} Current Value
*	Fidelity® Global Balanced Fund	Mutual Funds			**	1,484,276
*	Fidelity® Global Bond Fund	Mutual Funds			**	695,765
*	Fidelity® Global Equity Income Fund	Mutual Funds			**	1,440,695
*	Fidelity® Global Strategies Fund	Mutual Funds			**	20,453
*	Fidelity® GNMA Fund	Mutual Funds			**	9,685,940
*	Fidelity® Growth & Income Portfolio - Class K	Mutual Funds			**	39,821,777
*	Fidelity® Growth Discovery Fund - Class K	Mutual Funds			**	8,972,718
*	Fidelity® Growth Strategies K6 Fund	Mutual Funds			**	9,846,088
*	Fidelity® High Income Fund	Mutual Funds			**	21,468,218
*	Fidelity® Independence Fund - Class K	Mutual Funds			**	4,915,432
*	Fidelity® Inflation-Protected Bond Index Fund - Premium Class	Mutual Funds			**	1,451,256
*	Fidelity® Inflation-Protected Bond Fund	Mutual Funds			**	7,143,639
*	Fidelity® Intermediate Treasury Bond Index Fund - Premium Class	Mutual Funds			**	4,059,381
*	Fidelity® Intermediate Bond Fund	Mutual Funds			**	6,721,478
*	Fidelity® International Capital Appreciation K6 Fund	Mutual Funds			**	12,719,806
*	Fidelity® International Discovery Fund - Class K	Mutual Funds			**	11,834,790
*	Fidelity® International Enhanced Index Fund	Mutual Funds			**	4,684,335
*	Fidelity® International Growth Fund	Mutual Funds			**	8,957,753
*	Fidelity® International Index Fund - Institutional Premium Class	Mutual Funds			**	157,817,270
*	Fidelity® International Real Estate Fund	Mutual Funds			**	4,061,367
*	Fidelity® International Small Cap Opportunities Fund	Mutual Funds			**	7,055,113
*	Fidelity® International Small Cap Fund	Mutual Funds			**	31,581,137
*	Fidelity® International Value Fund	Mutual Funds			**	853,685
*	Fidelity® Intermediate Government Income Fund	Mutual Funds			**	4,578,376
*	Fidelity® Investment Grade Bond Fund	Mutual Funds			**	5,432,560
*	Fidelity® Japan Fund	Mutual Funds			**	2,291,435
*	Fidelity® Japan Smaller Companies Fund	Mutual Funds			**	5,027,054
*	Fidelity® Large Cap Stock K6 Fund	Mutual Funds			**	9,736,792
*	Fidelity® Latin America Fund	Mutual Funds			**	8,065,596
*	Fidelity® Large Cap Core Enhanced Index Fund	Mutual Funds			**	4,591,985
*	Fidelity® Large Cap Growth Enhanced Index Fund	Mutual Funds			**	3,974,849
*	Fidelity® Large Cap Value Enhanced Index Fund	Mutual Funds			**	18,286,077
*	Fidelity® Leveraged Company Stock Fund - Class K	Mutual Funds			**	30,227,422
*	Fidelity® Large Cap Growth Index Fund - Premium Class	Mutual Funds			**	324,885
*	Fidelity® Large Cap Value Index Fund - Premium Class	Mutual Funds			**	57,268
*	Fidelity® Long-Term Treasury Bond Index Fund - Premium Class	Mutual Funds			**	14,841,382
*	Fidelity® Limited Term Bond Fund	Mutual Funds			**	7,158,554
*	Fidelity® Limited Term Government Fund	Mutual Funds			**	3,962,731
*	Fidelity® Mega Cap Stock Fund	Mutual Funds			**	5,996,222
*	Fidelity® Mid Cap Enhanced Index Fund	Mutual Funds			**	12,954,792
*	Fidelity® Mid Cap Index Fund - Premium Class	Mutual Funds			**	5,660,677
*	Fidelity® Mid-Cap Stock Fund - Class K	Mutual Funds			**	19,299,288
*	Fidelity® Mid Cap Value K6 Fund	Mutual Funds			**	9,504,736
*	Fidelity® Mortgage Securities Fund	Mutual Funds			**	1,899,905
*	Fidelity® Nasdaq® Composite Index Fund	Mutual Funds			**	22,702,595
*	Fidelity® New Markets Income Fund	Mutual Funds			**	34,788,372
*	Fidelity® New Millennium Fund	Mutual Funds			**	2,964,164
*	Fidelity® Nordic Fund	Mutual Funds			**	4,518,354
*	Fidelity® Overseas Fund - Class K	Mutual Funds			**	40,886,577
*	Fidelity® Pacific Basin Fund	Mutual Funds			**	5,409,058
*	Fidelity® Puritan® Fund - Class K	Mutual Funds			**	159,009,267
*	Fidelity® Real Estate Index Fund - Premium Class	Mutual Funds			**	3,964,759
*	Fidelity® Real Estate Income Fund	Mutual Funds			**	11,758,721
*	Fidelity® Real Estate Investment Portfolio	Mutual Funds			**	25,094,824
*	Fidelity® Select Air Transportation Portfolio	Mutual Funds			**	4,640,921
*	Fidelity® Select Automotive Portfolio	Mutual Funds			**	1,522,870
*	Fidelity® Select Banking Portfolio	Mutual Funds			**	7,044,000
*	Fidelity® Select Biotechnology Portfolio	Mutual Funds			**	61,413,447
*	Fidelity® Select Brokerage and Investment Management Portfolio	Mutual Funds			**	1,613,577
*	Fidelity® Select Chemicals Portfolio	Mutual Funds			**	24,173,509
*	Fidelity® Select Communications Equipment Portfolio	Mutual Funds			**	331,034
*	Fidelity® Select Computers Portfolio	Mutual Funds			**	2,818,457

{a}	{b}	{c}			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor	Par	Rate	Maturity		Current
	or Similar Party	Value	Percentage	Date	Cost	Value
*	Fidelity® Select Consumer Discretionary Portfolio	Mutual Funds			**	1,449,632
*	Fidelity® Select Consumer Staples Portfolio	Mutual Funds			**	9,200,699
*	Fidelity® Select Construction and Housing Portfolio	Mutual Funds			**	5,659,706
*	Fidelity® Select Consumer Finance Portfolio	Mutual Funds			**	1,070,544
*	Fidelity® Select Defense and Aerospace Portfolio	Mutual Funds			**	24,124,649
*	Fidelity® Select Energy Portfolio	Mutual Funds			**	25,549,796
*	Fidelity® Select Energy Service Portfolio	Mutual Funds			**	9,640,490
*	Fidelity® Select Environment and Alternative Energy Portfolio	Mutual Funds			**	1,719,828
*	Fidelity® Select Financial Services Portfolio	Mutual Funds			**	9,586,105
*	Fidelity® Select Gold Portfolio	Mutual Funds			**	22,635,550
*	Fidelity® Select Health Care Portfolio	Mutual Funds			**	39,307,378
*	Fidelity® Select Health Care Services Portfolio	Mutual Funds			**	9,000,298
*	Fidelity® Select Industrial Equipment Portfolio	Mutual Funds			**	1,146,110
*	Fidelity® Select Industrials Portfolio	Mutual Funds			**	5,370,573
*	Fidelity® Select Insurance Portfolio	Mutual Funds			**	2,670,852
*	Fidelity® Select IT Services Portfolio	Mutual Funds			**	21,486,729
*	Fidelity® Select Leisure Portfolio	Mutual Funds			**	4,130,615
*	Fidelity® Select Materials Portfolio	Mutual Funds			**	5,118,965
*	Fidelity® Select Medical Equipment and Systems Portfolio	Mutual Funds			**	23,532,593
*	Fidelity® Select Multimedia Portfolio	Mutual Funds			**	3,409,187
*	Fidelity® Select Natural Gas Portfolio	Mutual Funds			**	5,851,503
*	Fidelity® Select Natural Resources Portfolio	Mutual Funds			**	4,976,418
*	Fidelity® Select Pharmaceuticals Portfolio	Mutual Funds			**	8,611,643
*	Fidelity® Select Retailing Portfolio	Mutual Funds			**	18,037,844
*	Fidelity® Select Semiconductors Portfolio	Mutual Funds			**	23,300,370
*	Fidelity® Select Software and IT Services Portfolio	Mutual Funds			**	22,527,287
*	Fidelity® Select Technology Portfolio	Mutual Funds			**	40,778,015
*	Fidelity® Select Telecommunications Portfolio	Mutual Funds			**	1,916,123
*	Fidelity® Select Transportation Portfolio	Mutual Funds			**	7,415,033
*	Fidelity® Select Utilities Portfolio	Mutual Funds			**	4,986,296
*	Fidelity® Select Wireless Portfolio	Mutual Funds			**	3,423,045
*	Fidelity® Short Duration High Income Fund	Mutual Funds			**	2,098,214
*	Fidelity® Short-Term Bond Fund	Mutual Funds			**	9,135,136
*	Fidelity® Small Cap Discovery Fund	Mutual Funds			**	33,531,313
*	Fidelity® Small Cap Enhanced Index Fund	Mutual Funds			**	4,165,674
*	Fidelity® Small Cap Index Fund - Premium Class	Mutual Funds			**	5,224,296
*	Fidelity® Small Cap Growth K6 Fund	Mutual Funds			**	14,538,736
*	Fidelity® Small Cap Stock K6 Fund	Mutual Funds			**	9,567,228
*	Fidelity® Small Cap Value Fund	Mutual Funds			**	8,064,596
*	Fidelity® Short-Term Treasury Bond Index Fund - Premium Class	Mutual Funds			**	3,636,676
*	Fidelity® Stock Selector All Cap Fund - Class K	Mutual Funds			**	2,241,028
*	Fidelity® Stock Selector Mid Cap Fund	Mutual Funds			**	138,730
*	Fidelity® Stock Selector Small Cap Fund	Mutual Funds			**	2,202,802
*	Fidelity® Stock Selector Large Cap Value Fund	Mutual Funds			**	2,904,423
*	Fidelity® Strategic Dividend & Income® Fund	Mutual Funds			**	14,853,107
*	Fidelity® Strategic Real Return Fund	Mutual Funds			**	607,173
*	Fidelity® Strategic Income Fund	Mutual Funds			**	51,004,347
*	Fidelity® Telecom and Utilities Fund	Mutual Funds			**	2,396,169
*	Fidelity® Total International Index Fund - Premium Class	Mutual Funds			**	451,321
*	Fidelity® Total Market Index Fund - Institutional Class	Mutual Funds			**	45,062,066
*	Fidelity® Total Bond K6 Fund	Mutual Funds			**	27,381,316
*	Fidelity® Total Emerging Markets Fund	Mutual Funds			**	4,248,202
*	Fidelity® Total International Equity Fund	Mutual Funds			**	377,183
*	Fidelity® Trend Fund	Mutual Funds			**	2,736,069
*	Fidelity® U.S. Bond Index Fund - Institutional Class	Mutual Funds			**	75,903,781
*	Fidelity® Value Discovery K6 Fund	Mutual Funds			**	13,202,916
*	Fidelity® Value Fund - Class K	Mutual Funds			**	59,424,043
*	Fidelity® Value Strategies Fund - Class K	Mutual Funds			**	2,569,337
*	Fidelity® Worldwide Fund	Mutual Funds			**	4,033,308
*	Fidelity® Government Income Fund	Mutual Funds			**	5,655,932
*	Fidelity® Investments MM Government Portfolio - Institutional Class	Mutual Funds			**	45,347,722
*	Fidelity® Investments Money Market - MM Portfolio - Inst Class	Mutual Funds			**	54,497,239

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2017

{a}	{b} Identity of Issuer, Borrower, Lessor or Similar Party	{c} Description of Investment Par Value	Rate Percentage	Maturity Date	{d} Cost	{e} Current Value
*	Fidelity® Investments Money Market Treasury Only - Inst Class	Mutual Funds			**	2,781,315
*	Fidelity® Investments Money Market Treasury Portfolio - Inst Class	Mutual Funds			**	642,063
	Franklin Mutual Global Discovery Fund Class R6	Mutual Funds			**	22,224,854
	Franklin Mutual Shares Fund Class R6	Mutual Funds			**	9,599,145
	Franklin Small-Mid Cap Growth Fund Class R6	Mutual Funds			**	2,417,154
	FPA Crescent Fund	Mutual Funds			**	30,132,421
	Hartford International Growth Fund Class Y	Mutual Funds			**	1,695,743
	Hartford Small Cap Growth Fund Class Y	Mutual Funds			**	7,597,147
	Invesco Equity and Income Fund Class R6	Mutual Funds			**	2,331,862
	Invesco Global Small & Mid Cap Growth Fund Class R5	Mutual Funds			**	1,236,177
	Invesco Growth and Income Fund Class R6	Mutual Funds			**	8,816,748
	Invesco Mid Cap Core Equity Fund Class R6	Mutual Funds			**	2,518,506
	Janus Balanced Fund Class N	Mutual Funds			**	8,246,260
	Janus Enterprise Fund Class N	Mutual Funds			**	20,871,221
	Janus Flexible Bond Fund Class N	Mutual Funds			**	12,271,437
	Janus Global Research Fund Class I Shares	Mutual Funds			**	4,560,576
	Janus Research Fund Class N	Mutual Funds			**	12,529,726
	John Hancock Small Company Fund Class R6	Mutual Funds			**	964,056
	Lord Abbett Affiliated Fund Class R6	Mutual Funds			**	3,159,436
	Lord Abbett Mid Cap Stock Fund Class R6	Mutual Funds			**	2,947,927
	Loomis Sayles Growth Fund Class N	Mutual Funds			**	7,740,193
	Loomis Sayles Small Cap Value Fund Class N	Mutual Funds			**	2,875,613
	MS Inst. Fund, Inc. Active International Allocation Portfolio Class I	Mutual Funds			**	117,774
	MS Inst. Fund Trust Core Plus Fxd Income Portfolio Class Inst	Mutual Funds			**	8,338,916
	MS Inst. Fund, Inc. Emerging Markets Portfolio Class IS	Mutual Funds			**	5,103,158
	MS Inst. Fund Trust Global Strategist Portfolio Class Institutional	Mutual Funds			**	585,187
	MS Inst. Fund, Inc. Growth Portfolio Class IS	Mutual Funds			**	12,825,871
	MS Inst. Fund, Inc. International Equity Portfolio Class IS	Mutual Funds			**	3,263,887
	MS Inst. Fund Trust Mid Cap Growth Portfolio Class IS	Mutual Funds			**	6,597,089
	MS Inst. Fund, Inc. Small Company Growth Portfolio Class IS	Mutual Funds			**	1,026,738
	Neuberger Berman Core Bond Fund Institutional Class	Mutual Funds			**	733,827
	Neuberger Berman Focus Fund Institutional Class	Mutual Funds			**	356,297
	Neuberger Berman Genesis Fund Class R6	Mutual Funds			**	20,169,472
	Neuberger Berman Guardian Fund Class Institutional	Mutual Funds			**	589,823
	Neuberger Berman High Income Bond Fund Class R6	Mutual Funds			**	2,376,813
	Neuberger Berman International Equity Fund Class R6	Mutual Funds			**	2,796,701
	Neuberger Berman Large Cap Value Fund Institutional Class	Mutual Funds			**	2,349,412
	Neuberger Berman Mid Cap Intrinsic Value Fund Institutional Class	Mutual Funds			**	818,943
	Neuberger Berman Mid Cap Growth Fund Class R6	Mutual Funds			**	939,257
	Neuberger Berman Socially Responsive Fund Class R6	Mutual Funds			**	1,643,453
	Oakmark Equity and Income Fund Class Institutional	Mutual Funds			**	31,111,336
	Oakmark Fund Institutional Class	Mutual Funds			**	34,165,570
	Oakmark Select Fund Class Institutional	Mutual Funds			**	11,252,220
	PIMCO Global Bond (Unhedged) Fund Institutional Class	Mutual Funds			**	5,202,417
	PIMCO High Yield Fund Institutional Class	Mutual Funds			**	20,484,249
	PIMCO Low Duration Fund Institutional Class	Mutual Funds			**	19,532,300
	PIMCO Long-Term U.S. Government Fund Institutional Class	Mutual Funds			**	14,662,880
	PIMCO Real Return Fund Institutional Class	Mutual Funds			**	13,556,227
	PIMCO Total Return Fund Institutional Class	Mutual Funds			**	52,766,065
	Rainier Small/Mid Cap Equity Fund Institutional Shares	Mutual Funds			**	1,820,262
	Rice Hall James Micro Cap Portfolio Institutional Class	Mutual Funds			**	2,017,099
	Royce Low-Priced Stock Fund Institutional Class	Mutual Funds			**	2,793,913
	Royce Opportunity Fund Institutional Class	Mutual Funds			**	1,747,043
	Royce Smaller-Companies Growth Fund Institutional Class	Mutual Funds			**	2,375,172
	Royce Total Return Fund Institutional Class	Mutual Funds			**	703,179
*	Strategic Advisers® Core Income Multi-Manager Fund	Mutual Funds			**	24,614
*	Strategic Advisers® Core Multi-Manager Fund	Mutual Funds			**	214,214
*	Strategic Advisers® Emerging Markets Fund of Funds	Mutual Funds			**	91,947
*	Strategic Advisers® Growth Multi-Manager Fund	Mutual Funds			**	114,455
*	Strategic Advisers® Income Opportunities Fund of Funds	Mutual Funds			**	903,606
*	Strategic Advisers® International Multi-Manager Fund	Mutual Funds			**	65,799
*	Strategic Advisers® Small-Mid Cap Multi-Manager Fund	Mutual Funds			**	204,865

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2017

{a}	{ b} Identity of Issuer, Borrower, Lessor or Similar Party	{c } Par Value	Rate Percentage	Maturity Date	{d} Cost	{e} Current Value
		Description of Investment				
*	Strategic Advisers® Value Multi-Manager Fund	Mutual Funds			**	725,386
	TCW Select Equities Fund Class I	Mutual Funds			**	1,867,298
	Templeton Foreign Fund Class R6	Mutual Funds			**	4,924,995
	Templeton Growth Fund Class R6	Mutual Funds			**	3,425,784
	Templeton World Fund Class R6	Mutual Funds			**	1,433,262
	Templeton Developing Markets Trust Class R6	Mutual Funds			**	4,995,070
	Templeton Foreign Smaller Companies Fund Class Advisor	Mutual Funds			**	1,522,634
	Templeton Global Bond Fund Class R6	Mutual Funds			**	32,553,148
	Touchstone Sands Capital Select Growth Fund Class Y	Mutual Funds			**	3,460,007
	USAA Cornerstone Moderately Aggressive Fund	Mutual Funds			**	218,103
	USAA Emerging Markets Fund Institutional Shares	Mutual Funds			**	2,176,789
	USAA Government Securities Fund R6	Mutual Funds			**	1,675,050
	USAA Growth Fund Institutional Shares	Mutual Funds			**	2,207,777
	USAA Income Fund R6	Mutual Funds			**	14,950,825
	USAA Income Stock Fund R6	Mutual Funds			**	6,982,348
	USAA International Fund Institutional	Mutual Funds			**	4,487,962
	Victory RS Partners Fund Class Y	Mutual Funds			**	3,271,828
	Victory RS Small Cap Growth Fund Class Y	Mutual Funds			**	3,966,768
	Victory RS Value Fund Class Y	Mutual Funds			**	1,864,786
	Virtus Small-Cap Core Fund Class R6	Mutual Funds			**	5,968,289
	Western Asset Core Bond Fund Class IS	Mutual Funds			**	9,812,168
	Western Asset Core Plus Bond Fund Class IS	Mutual Funds			**	23,912,889
	Wells Fargo C&B Mid Cap Value Fund - Class Inst	Mutual Funds			**	870,609
	Wells Fargo Common Stock Fund - Class R6	Mutual Funds			**	1,694,585
	Wells Fargo Discovery Fund - Class R6	Mutual Funds			**	4,423,776
	Wells Fargo Government Securities Fund - Class Inst	Mutual Funds			**	1,930,445
	Wells Fargo Growth Fund - Class R6	Mutual Funds			**	15,429,012
	Wells Fargo Large Cap Growth Fund - Class R6	Mutual Funds			**	2,260,571
	Wells Fargo Opportunity Fund - Class Inst	Mutual Funds			**	3,000,087
	Wells Fargo Short-Term Bond Fund - Class Inst	Mutual Funds			**	8,912,828
	Wells Fargo Small Cap Value Fund - Class R6	Mutual Funds			**	3,190,571
	Wells Fargo Small Company Value Fund Class R6	Mutual Funds			**	358,215
	Wells Fargo Special Mid Cap Value Fund - Class R6	Mutual Funds			**	5,319,630
	Wells Fargo Ultra Short-Term Income Fund - Class Inst	Mutual Funds			**	4,837,626
	BrokerageLink	Various Investment Options			**	409,857,311
						10,898,340,960
*	Participant Loans	Loan	3.25% - 9.75%			105,988,675
	TOTAL					11,004,329,635

* Party-in-interest
** Cost information is not required for participant-directed accounts and, therefore, is not presented.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-171206 and No. 333-222813) pertaining to the Shell Provident Fund of Royal Dutch Shell plc of our report dated June 13, 2018, with respect to the financial statements and schedule of the Shell Provident Fund included in this Annual Report (Form 11-K) for the year ended December 31, 2017.

Ernst + Young LLP

Houston, Texas
June 13, 2018